SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

ANNEXES

Explanatory notes:

All figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as “reported” sales.
In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).
For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period. We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.
For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Developed sales When we refer to “developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix ® /Iscover ® (clopidogrel) and Aprovel ® /Avapro ® /Karvea ® (irbesartan), with Fujisawa on Stilnox ® /Myslee ® (zolpidem), and with Organon on Arixtra ® (fondaparinux)). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.
We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our productsin the market.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has
duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer

Plavix®
Stilnox®
Eloxatine®
Aprovel®
Xatral®
Arixtra®
Plavix®
Ambien®
Eloxatin®
Avapro®
Uroxatral®
Arixtra®

September 2003



Information meeting

Plavix®
Stilnox®
Eloxatine®
Aprovel®
Xatral®
Arixtra®
Plavix®
Ambien®
Eloxatin®
Avapro®
Uroxatral®
Arixtra®

sanofi~synthelabo
Because health matters

- This document contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo's research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. 2006 sales objectives for individual products are given for a parity 1 euro equal to 1.05 US dollar.
- Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthélabo with the US Securities and Exchange Commission at www.sec.gov, or directly from Sanofi-Synthélabo on the web site www.sanofi-synthelabo.com.



Jean-François DEHECQ
Chairman & C.E.O.

sanofi~synthelabo
Because health matters

An excellent First Half 2003 in terms of sales and profit growth:

EPS* growth rate: 10% above « guidance »

* before exceptional items and goodwill amortization

1st half 2003: An acceleration in sales growth

- H1 2003 sales:
  - **Consolidated: + 14.4%**
  - **Developed: + 15.0%**
  - Q1 2003 Sales
    - Consolidated: + 13,4%
    - Développed: + 9,8%
  - Q2 2003 sales
    - Consolidated: + 15,4%
    - Développed: + 20,5%
- Eloxatin®: confirmation of blockbuster status

1st half 2003 sales of 4 "blockbusters"

in million euros



Consolidated sales
S1 2002
S1 2003
482
612
519
627
258
334
120
384
Plavix
AMBIEN
APROVEL
Eloxatin



Developed sales
S1 2002
S1 2003
1,091
1,346
499
591
Plavix
APROVEL

2002 sales and change on a comparable basis

Sales growth of the leading 20 pharmaceutical companies (IMS* data – YTD June 2003)

Twice the market* growth


Amgen + 36,2 %
Novartis + 21,2 %
Sanofi-Synthelabo + 17,4 %
EISAI + 12,2 %
J&J + 12,0 %
Takeda + 11,4 %
Eli Lilly + 11,4 %
B. Ingelheim + 11,0 %
Abbott + 10,2 %
Pfizer + 9,4 %
Aventis + 9,4 %
Roche + 8,9 %
Market + 8,7 %
Schering AG + 5,6 %
Bayer + 4,9 %
Merck + 4,3 %
GSK + 3,0 %
Wyeth + 3,0 %
BMS + 3,0 %
AstraZeneca - 4,1 %
Schering Plough - 23,7 %
- 25% - 20% - 15% - 10% - 5% + 0% + 5% + 10% + 15% + 20% + 25% + 30% + 35% + 40%

* Source: IMS/Gers: World = USA (10 channels) + Europe (17 countries Retail) +Japan (Retail & hospital) - YTD 06/2003

1st half 2003:
+ 18.6% growth in EPS*

- H1 2003 Operational profit growth: **+ 12.8%**
  - Income from currency hedging included in financial income.
  - If included in operating income, H1 2003 operating profit: **+ 15.9%**
- H1 2003 Net profit* growth: **+ 14.4%**
- H1 2003 EPS* growth : **+ 18.6%**

Net Profit*

in million euros


+ 14.4 %
828
947
H1 2002
H1 2003

EPS*

In euro


+ 18.6 %
1.13
1.34
H1 2002
H1 2003

* before exceptional items and goodwill amortization

1st half 2003: + 31.9% growth in EPS* at 2002 exchange rates

At 2002 exchange rates:

- H1 2003 Operational profit growth: **+ 30.3%**
- High level of investment maintained in R&D: **+ 12.9%**
  - Life Cycle Management of strategics products
  - 9 products in phase III
- H1 2003 Net profit* growth: **+ 27.5%**
- H1 2003 EPS* growth: **+ 31.9%**

* before exceptional items and goodwill amortization

A sustained and regular business operations growth

Breakdown of Net Profit Growth factors

	1999 / 2000	2000 / 2001	2001 / 2002	H1 2002 / H1 2003
Business Operations	**+ 24%**	**+ 34%**	**+ 24%**	**+ 23%**
Currency fluctuations	+ 14%	+ 2%	- 3%	- 13%
Synergies	+ 10%	+ 5%	-	-
Increase rights in Lorex JV	+ 6%	+ 2%	+ 7%	+ 4%
NET PROFIT GROWTH	+ 54%	+ 43%	+ 28%	+ 14%

1st half 2003: Continued wave of positive news

- **Eligard®**: US Registration of the 4-month formulation (February 2003)
- **Arixtra®**: Indication extension program on schedule
- **Eloxatin®**: The new reference treatment in colorectal cancer
- **Uroxatral®**: US registration June 2003



Operations

Hanspeter SPEK
Executive Vice-President,
Operations

sanofi~synthelabo
Because health matters

Outperforming the worldwide market

Strategic products performance …


Plavix.
AMBIEN
APROVEL
Eloxatin
Xatral once daily
Arixtra

… lead to accelerated growth rate worldwide

Sanofi-Synthelabo vs market growth[1]


20.0%
20.2%
22.3%
15.7%
13.0%
17.4%
13.8%
10.6%
8.7%
YTD 06 01
YTD 06 02
YTD 06 03
Sanofi-Synthelabo developed
Sanofi-Synthelabo consolidated
Market

1. IMS/GERS WW = USA (10 channels) + Europe (17 countries Retail) + Japan (Retail & hospital)

Continued double digit growth

1st Half, 2003	Consolidated sales EUR m	Consolidated sales Change	Developed sales EUR m	Developed sales Change
Europe	2,320	+ 7.9%	2,373	+ 8.5%
USA	884	+ 40.1%	1,718	+ 25.6%
Other countries	699	+ 11.0%	822	+ 14.6%
Total	3,903	+ 14.4%	4,913	+ 15.0%

Developed Sales include 100% of sales from agreements with BMS, Fujisawa and Organon.
Changes on a comparable basis

USA: Accelerating growth

- 1st Half 2003 consolidated demand sales grew at +36% in a market growing at only +10%
- Strong growth in demand accompanied by lower invoicing has led to reduced inventory levels
- Preparing the future
  - Success at the FDA: 3 new registrations
    - Uroxatral®
    - Arixtra® : in extended prophylaxis
    - Eligard® : 4 month formulation
  - Strengthening US management
    - New President of the US affiliate
    - Strong development in "managed markets"

2003 Demand growth[1] in value
IMS YTD 06/03 (vs YTD 06/02)



Developed
37% (36%)
Consolidated
36% (23%)
Market
10% (14%)

Internal sales growth vs. Demand growth[2] H1 03 vs H1 02



Developed sales
Demand (IMS Value)
16%
40%
1%
27%
24%
22%
Plavix
APROVEL
AMBIEN

1. IMS NSP YTD June 03 vs YTD June 02
2. IMS NSP (10 channels) and Internal sales. Growth on a comparable basis.

Europe: Growth superior to market

Pharma market environment changes :
- France: dereimbursement plan
- Germany: 6% contribution to insurers on non referenced products
- Italy: 2% price reduction

The 6 Strategic products[1]
- Eloxatine® (+42%)
- Plavix® (+32%)[3]
- Aprovel® (+26%)
- Xatral® (+17%)
- Stilnox® (-4%)
- Arixtra® (n.s.)

Reimbursement of Plavix® achieved in Italy and Portugal

Strong market positions in "Future Europe"

IMS/GERS Sales growth[2]



11.7%
10.4%
8.9%
10.1%
7.7%
7.6%
YTD 06 01
YTD 06 02
YTD 06 03
Sanofi Synthélabo
Market

European sales structure[1]



Plavix®
Aprovel®
Eloxatin®
Xatral®
Arixtra®
Stilnox®
Autres®
2003
19%
12%
6%
4%
3%
56%

1. Consolidated internal sales and growth on a comparable basis 1H03
2. IMS/GERS 17 countries Retail
3. Sales to BMS excluded

Other countries: Double digit growth[1]

Asia / Australia / Japan

- Business activity limited by SARS
- Preparing stand alone activity in Japan
- Strong growth specially in Korea, Taiwan and Australia

Latin America

- Macro economic and currency conditions still difficult
- Restructuring initiated in Brazil
- Strong recovery of mexican activities

Africa

- On track despite political disturbances and natural disasters

Eastern Europe

- Strong recovery of activities in Russia
- Strategic products are drivers of growth

Consolidated sales[1], other countries:

(EUR m)



+ 14%
+ 16%
+ 10%
+ 20%
300 M€
200 M€
100 M€
0 M€
Asia / Japan
Latin America
Africa
Eastern Europe
H1 2002
H1 2003

Source: Consolidated internal sales and growth on a comparable basis
1. Active ingredient sales to our licencees excluded

Most successful oncology launch in the USA

Eloxatin

Worldwide sales[1]

(EUR m)


384
(+220%)
213
171
(+43%)
120
(+31%)
120
H1 2002
H1 2003
Other countries
USA

Cumulative US sales of oncology products[2]

(EUR m, common zero from launch)


500
400
300
200
100
0
ELOXATIN®
TAXOL®
RITUXAN®
TAXOTERE®
GLEEVEC®
CAMPTOSAR®
GEMZAR®
Eloxatin®
M0
M3
M6
M9
M12
M15
M18
M21
M24
Month since launch

1. Internal sales and growth on a comparable basis
2. Source: IMS NSP

Becoming the new reference in colorectal cancer

Eloxatin

Market leader in Europe...

...with a rapid US penetration

European CRC sales[1]

(EUR m, Top 5 countries)



Eloxatin®
Campto
55
50
45
40
35
30
25
20
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03

Eloxatin® market share in USA

(% of newly treated ACRC patients)[2]



80%
70%
60%
50%
40%
30%
20%
10%
0%
20%
38%
63%
73%
39%
56%
1st line
2nd & 3rd line
All
January 2003
June 2003

1. IMS/GERS Hospital QTR ;
2. OTN, Market: Camptosar + Eloxatin

Adjuvant treatment in colorectal cancer

Eloxatin

MOSAIC results: Disease free survival by treatment arm


3 years
FOLFOX4 (n=1123) 77.8%
LV5FU2 (n=1123) 72.9%
Percentage of disease free survival
1
0,9
0,8
0,7
0,6
0,5
0
5
10
15
20
25
30
35
40
45
50
months
p < 0.01

23% risk reduction in the FOLFOX4 arm

First line treatment in advanced colorectal cancer

Eloxatin

N9741 results: Overall survival

Odds Reduction: IFL vs. FOLFOX = 34% (p=0.0001)
IFL vs. IROX = 20% (p=0.04)


19.5
17.4
14.8
20
15
10
5
0
Median survival (months)
IFL
FOLFOX
IROX

Life Cycle Management

Eloxatin

Colorectal cancer

- In adjuvant and neo-adjuvant settings (isolated liver metastases)
- Efficacy of **FOLFOX** regimen with:
  - **bevacizumab** – (second line, first line, adjuvant)
  - **cetuximab** – (second line, first line)
  - **vatalanib** – (second line, first line)

Other cancers with ongoing Phase III studies

- Pancreatic
- Gastric

Pilot studies

- NSCLC, breast cancer, non-Hodgkin lymphoma, oesophageal malignancies
- Pilot combination studies with novel agents in different tumor types also under evaluation

Pediatrics

- Phase I, exploratory phase II

Eloxatin solution – submission Q1 2004

From Care to Cure in Colorectal Cancer

Eloxatin

Care	Survival	Cure
2nd & 3rd line EFC 4584 & EFC 4760 Efficacy & Clinical benefit vs. 5FU/LV	**1st line** NCI/ NCCTG study Survival benefit = 19.5 months (+ 4.7 months vs. IFL)	**Adjuvant** MOSAIC study: 23% RR of relapse vs. 5FU/LV
Established	**Established in Europe Submitted in US, 07 2003**	**Filing in US / Europe, end 2003 / early 2004**
72,000 patients p.a.	**128,000 patients p.a. (Europe & USA)**	**100,000 patients p.a.**

Increase in 2006 sales objective: > EUR 1.5 bn

Source : Internal epidemiological data

A new global brand

- **The most dynamic of its class[1] and market leader in France and Sweden**
  - Sales in Italy have doubled in H1 2003 after launch of OD form
- **Unique positioning: treat BPH, respect sexual function**
- **Question marks over future of 5-ARI present potential upside**
- **Active life-cycle management in place for new indication**
  - Adjuvant therapy in acute urinary retention (AUR)
  - First registrations obtained in Europe 07/03

Xatral® consolidated sales

(EUR m)



+ 20%
86
103
H1 2002
H1 2003

1. IMS MAT June 03 - 17 countries Europe retail

A new global brand

Uroxatral

- US market size : 1 EUR Bn, trend +14%[1], favorable circumstances
- FDA approval 06/03, launch Q4 03
- Included into AUA 2003 guidelines
- Agressive launch plan fully competitive
- Taking advantage of pre-launch presence in urology through Eligard®

USA BPH Market[2]

(EUR m)


Alpha-blockers
5 alpha-reductase inhibitors
70
440
1 025
314
126
673
352
1992
1997
MAT June 03

Developed sales objective 2006: EUR 500 m

1. IMS Sales MAT June 2003 (10 Channels)
2. IMS Sales (2003: 10 channels, 1997 : 7 channels, 1992 : 2 channels)

Life Cycle Management

Arixtra

Long-term prevention of VTE* in hip fracture

- US: registered in June 2003
- Europe: CPMP positive opinion in July 2003

Curative treatment of VTE*

- Europe & US: submitted in July 2003

Ongoing development

- Prevention of VTE* in high risk surgery (PEGASUS, APOLLO) – submission end-2003
- Prevention of VTE* in medical patients** (ARTEMIS) – submission end-2003
- Prevention of VTE* in Japanese patients following orthopedic surgery (Phase IIb/III) – all patients recruited
- Unstable angina and fibrinolysis (MICHELANGELO/OASIS 5 and MICHELANGELO/OASIS 6 – 25,000 patients in the two studies) – studies started Q2 2003

* Venous thrombo-embolism
** Acutely ill patients requiring at least 4 days bedrest for:
Congestive Heart failure / Respiratory illness / Infectious or inflammatory diseases

Efficacy in abdominal surgery

AriXtra

A trend towards superior efficacy of fondaparinux over dalteparin

PEGASUS

VTE reduction

Odds Reduction = 25.8%


7%
6%
5%
4%
3%
2%
1%
6.1%
4.6%

dalteparin
2500 U pre-op and post-op
5000 U QD post-op
(62/1021)

fondaparinux
2.5 mg
(47/1027)

Cancer surgery patients (all VTE)

Odds Reduction = 40.5%
p = 0.02


9%
8%
7%
6%
5%
4%
3%
2%
1%
7.7%
4.7%

dalteparin
(55/712)

fondaparinux
(33/696)

Efficacy in abdominal surgery

Arixtra

Treatment-related deaths from first administration up to Day 32

- As treated patients

PEGASUS

	fondaparinux n = 1433 n (%)	dalteparin n = 1425 n (%)
Death associated with PE or bleeding	7 (0.5%)	15 (1.1%)
Death not associated with VTE or bleeding	33 (2.3%)	40 (2.8%)
Total	40 (2.8%)	55 (3.9%)

Efficacy in Medical* patients

AriXtra

ARTEMIS

Prevention of VTE


12%
10%
8%
6%
4%
2%
0%
10.5%
5.6%
placebo
(34/323)
fondaparinux
(18/321)

Death adjudication outcome

Day 1 – 32	fondaparinux n = 425	placebo n = 414
Fatal PE	3(0.7%)	7(1.7%)
Fatal Bleeding	2(0.5%)	1(0.2%)
Total	5(1.2%)	8(1.9%)

Odds Reduction = 49.5%
p = 0.029

* Acutely ill patients requiring at least 4 days bedrest for:
Congestive Heart failure / Respiratory illness / Infectious or inflammatory diseases

sanofi~synthelabo
Because health matters

Building the future, step by step

Arixtra

- Penetration slower than anticipated
- Sales growing steadily in Europe & USA from a low base
- All VTE indications to be available end 2004 with access to 80% of the LMWH market
- Cardiology indications in 2006
- Adjustments in commercial policy accompany increasing market access

→ **Decrease in sales objective**

Treatment days by indication, USA & Europe
(million, 2003-2006[1])



Cardiology
Medically ill Patients
Abdominal Surgery
Treatment of DVT / PE
Major Orthopedic Surgery
200
160
120
80
40
0
2003
2004
2005
2006
Coverage with current indication

Developed sales objective 2006/2007: EUR 500 m

1. Sanofi~Synthelabo market projection.

Sleeping disorders, under-diagnosed and under-treated

AMBIEN

- Large untreated population[1] with sleeping problems who do not take any medication:
  - 73% in the US
  - 65% in France
  - 64% in Japan
- 76% of US untreated population have quality of life impacted by sleeping disorders
- USA: Increased investments will lead to major market expansion and overall positive impact for Ambien.

H1 Consolidated Sales[2]


(EUR m)
Other countries
USA
519
103
416
+21%
627
111
516
+8%
+24%
H1 2002
H1 2003

USA hypnotic market

(m TRx history and projections)[3]


Barbiturates
Benzodiazepines
Sonata
Non-barbiturates/non-BZD
Ambien
Entry of Ambien°
Entry of Sonata°
80
70
60
50
40
30
20
10
0
1972
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002

1. Harris Medical International, 2003, population with sleeping problems over one year, markets covered: USA (n=2000), France (n=1000), Japan (n=1000)
2. Consolidated internal sales and growth on a comparable basis
3. IMS NPA & internal analysis

Sustained performance

Myslee

AMBIEN STILNOX

USA: N°1 with continued strong sales growth: +24% in June[1]

- sales performance and high patient satisfaction (78%)[2]
- co-pay increased in line with overall market and 3rd Tier segment is driving growth
- excellent spontaneous brand awareness among GPs (99%)[2] and high brand loyalty
- continued support by DTC activities

JAPAN: Myslee® is expected to be N°1

- already N°1 among GPs since May 2003[3]
- already 61% of spontaneous awareness in the GPs target[2] (recent launch: Dec 2000)

EUROPE: remains N°1 despite generics

USA million Rx - MAT[4]


25
20
15
10
5
0
Millions
AMBIEN® TRx
AMBIEN® NRX
12/99
06/00
12/00
06/01
12/01
06/02
12/02
06/03

Co-pay amounts ($) continue to increase across all therapeutic classes[5]


+19%
+24%
25
20
15
10
5
0
Dollars
2001
2003
Ambien®
CNS

1 Consolidated internal sales and growth on a comparable basis
2 Harris Medical International, 2003;
3 IMS data;
4. IMS NPA,
5. NDC Health

Zolpidem MR
Pharmacodynamic studies

Objective

- Evaluation of next-day residual effects, 8 hours after administration of zolpidem-MR in healthy volunteers
  - double-blind, placebo and positive control
  - 18 adult patients and 24 elderly patients (each volunteer receiving the 3 treatments)

Study design

- **Schehraiar** (Adult)
  - each subject received a single dose of zolpidem-MR 12.5 mg, flurazepam 30 mg, or placebo
- **Mazarine** (Elderly)
  - each subject received a single dose of zolpidem-MR 6.25 mg, zolpidem-MR 12.5 mg, flurazepam 30 mg, or placebo

Outcome measures – after each night (8 hours after treatment administration) subjects were tested on:

- A battery of neuropsychological tests assessing vigilance, motor function and memory
- Subjective assessment scales evaluating «quality of sleep», «alertness», «mood» and «calmness»

Results expressed vs. placebo

Zolpidem MR
No residual effect

In the studies validated by a positive control (flunitrazepam), there was no deleterious effect of zolpidem MR on the following parameters:

- Vigilance
- Memory
- Motor function
- Awakening behaviour

- In adults receiving 12.5 mg of zolpidem MR (standard developed formulation)
- In elderly subjects receiving 6.25 mg of zolpidem MR and a double dose (12.5 mg).

No residual effect seen on the following day at awakening in both adult and elderly subjects

The gold standard: Today and tomorrow

Myslee

AMBIEN STILNOX

today:

The hypnotic with the widest experience in the world:

- 9 billion treatment nights since launch
- 140 clinical studies including 80.000 subjects
- in every population Caucasian, Africans, and Asians patients
- well established pharmaco-vigilance
- the only product with an "as needed regimen": a minimal potential of rebound and dependence

tomorrow:

MR formulation : A future reference

- no 'hangover' effect confirmed in adult and elderly population
- 1st pivotal study (full night's sleep, adult) all patients recruited
- 2nd pivotal study (full night's sleep, elderly) ongoing
- filing 2Q 2004

Developed sales objective 2006: >EUR 2 bn

ARB: The reference class in hypertension... and beyond

APROVEL

- Dynamic growth[1] :
  - Europe +23%
  - USA +32%
  - Worldwide +28%
- in Europe, ARB is No.2 in HTN with 22.8% MS
- Therapeutic guidelines in Europe and in the USA position ARBs as first line and also support fixed dose combinations
- High level of promotion and investment sustained

WW ARB penetration within the HTN market[1]


11.7%
15.3%
18.0%
22.1%
YTD 06 00
YTD 06 01
YTD 06 02
YTD 06 03

WW share of major products in ARB Market[1] (EUR m)


Losartan 29%
Valsartan 30%
Others 2%
Telmisartan 5%
Candesartan 14%
Irbesartan 20%

1. MAT June 03 vs MAT June 02 - IMS/GERS USA (10 channels) / Europe (16 countries retail) / WW = USA + Europe + Canada (retail & hospital) + Australia (retail)

Differentiation starts to pay off

APROVEL

- Differentiation with "renal and cardiovascular protection" gives the edge
- European sales[2] 283 EUR m (+26%), achieving No.1 position in France, Greece and Switzerland[4]
- Other countries[2] 51 EUR m (+55%),
- USA:
  - Increased promotional investment has reinvigorated prescription growth
  - Supported by substantial gains in managed markets

Europe: 'head to head' with valsartan[1]

(Constant EUR m sales)


160
150
140
130
120
110
100
90
80
70
60
50
Irbesartan
Valsartan
Q1-00 Q2-00 Q3-00 Q4-00 Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03

Aprovel ® worldwide sales[3]

(EUR m)


Consolidated
Developed
258
(+33%)
499
(+33%)
334
(+29%)
591
(+18%)
H1 2002
H1 2003

1. IMS/GERS Europe (16 countries retail)
2. Internal consolidated sales and growth on a comparable basis
3. internal sales and growth on a comparable basis
4. IMS/GERS Retail YTD June 03

sanofi~synthelabo
Because health matters

Outlook: Continued growth

APROVEL

Objectives

- USA: maintain market share in a fast growing class
- Europe: outgrow the market, improve rank in class

Active support to combo growth

Life Cycle Management program on track to enlarge market definition encompassing hypertension, diabetes and their CV complications

- ACTIVE
  - Prevention of stroke, MI, CV death in patients with atrial fibrillation on top of either clopidogrel or warfarin – (10,000 patients) – enrolment ongoing
- I-Preserve
  - In congestive heart failure with preserved systolic function on top of existing therapy including ACE-inhibitors and β-blockers (4,000 patients) – recruitment on time (60% achieved to date)

Filing in Japan for hypertension

New formulation to become available 1H 2004

Developed sales objective 2006: EUR 2 bn

One of the most successful brands

Plavix

Worldwide sales[1]

(EUR m)



1,346
(+23%)
1,091
(+35%)
Consolidated
Developed
612
(+27%)
482
(+55%)
H1 2002
H1 2003

3rd best launch of the last 5 years

(NCE 1998-2002 ranked by audited world sales[2])

1. Celebrex®
2. Vioxx ®
3. Plavix ®
4. Nexium ®
5. Viagra ®

USA – Top selling brands, YTD June 2003[3]



1 Lipitor® 2'849 +11%
2 Nexium/Losec® 1'935 -18%
3 Zocor® 1'833 +5%
4 Ogastro® 1'704 +14%
5 Zyprexa® 1'441 +14%
14 Plavix® 900 +40%

Plavix: 10 ranks higher than for YTD June 2002
Strongest growth of leading top 20

1. Internal sales and growth on a comparable basis
2. IMS World Review 2003
3. IMS NSP (10 channels)

sanofi~synthelabo
Because health matters

Ambitious life cycle program initiated trials include more than 80,000 patients

Plavix

Completed trials

- CAPRIE, CURE, CLASSIC, CREDO

2003-2005:

- MATCH
  - Secondary prevention after stroke or transient ischemic attack in high risk patients – clopidogrel + aspirin versus clopidogrel – (7,600 patients) results expected Q1-2 2004
- COMMIT
  - Oxford Group – acute myocardial infarction – clopidogrel + aspirin versus aspirin – more than 34,000 patients recruited for a total of 40,000
- CLARITY
  - Acute myocardial infarction patients receiving thrombolytic therapy – clopidogrel + aspirin versus aspirin (2,200 patients)

2006-2007:

- CHARISMA
  - Plavix on top of existing therapy in primary prevention of cardiovascular events in high risk patients – (15,200 patients) enrolment expected to be completed end-2003
- ACTIVE A and W
  - Prevention of thrombo-embolic events in patients with atrial fibrillation – clopidogrel + aspirin – enrolment ongoing
    - ACTIVE A – versus aspirin – 7,500 patients
    - ACTIVE W – versus vitamin K antagonist – 6,500 patients

Life Cycle Management

Plavix

CHARISMA

Clopidogrel for High Atherothrombotic Risk and Ischemic Stabilization, Management and Avoidance


n = 15,200
Patients aged > 45 years
at high-risk of atherothrombotic events *
R
Double-blind treatment up to 1,040 events**
Clopidogrel
75 mg once daily
(n = 7,600)
Placebo
1 tab once daily
(n = 7,600)
1 month visit
3 month visit
42 month or final visit

All patients will receive low dose ASA

* Previous CVD, CAD, PAD, or combination of risk factors
** Event-driven trial

Growth Avenues

Plavix

- **Duration of Treatment (DOT): satisfactory progress but significant remaining potential**
- **Increase penetration in all indications**
  - Plavix® still under-represented in certain indications in many countries
- **Geographic expansion**
  - Reimbursement obtained in Italy and Portugal
  - Japan : filing expected Q1 2004
- **Strong clinical development including more than 80,000 patients.**
- **Potential patient population to double post 2006 after CHARISMA results (>50 million in USA)**

Duration of treatment in USA[1]



Stent
UA
AMI
PAD
Stroke / TIA
0
50
100
150
200
250
300
2002
2003

Duration of treatment in France[2]



Post-MI
Angina *
PAD
Stroke / TIA
0
50
100
150
200
250
300
2002
2003

Developed Sales Objective 2006: EUR 6 bn

1. Internal analysis based on Verispan - Nb of days
2. Internal analysis based on Thales - Nb of days

* Angina also includes operated angina such as stent, CABG, ...

Among the best

High growth Pharma companies are becoming a select breed

Double digit growth companies in the Top 20

2001

1	Johnson & Johnson
2	Wyeth
3	EISAI
4	Takeda
5	Merck & Co
6	Aventis
7	Pfizer
8	**Sanofi-Synthélabo 16,4%**
9	Amgen
10	Glaxosmithkline
11	Schering AG
12	Boehringer Ingelheim
13	AstraZeneca
14	Abbott
15	Lilly
16	Novartis
17	BMS

2002

1	Amgen
2	Johnson & Johnson
3	Novartis
4	**Sanofi-Synthélabo 13,2%**
5	Aventis
6	Boehringer Ingelheim
7	Pfizer
8	EISAI
9	AstraZeneca

YTD June 2003

1	Amgen
2	Novartis
3	**Sanofi-Synthélabo 17,4%**
4	EISAI
5	Johnson & Johnson
6	Takeda
7	Lilly
8	Boehringer Ingelheim
9	Abbott

Source: Sales IMS/GERS World =
USA (10 Channels) + Europe (17 countries Retail)+Japan (Retail & hospital)

Finance



Marie-Hélène LAIMAY
Senior Vice President,
Chief Financial Officer

sanofi~synthelabo
Because health matters

Consolidated Sales growth* superior to the market

- **Growth on a comparable basis: +14.4%**
- **Impact of changes in group structure: - 0.5%**
- **Currency impact: - 7.8%**
  - of which
    - US Dollar: - 3.8%
    - Japanese Yen: - 0.4%
    - Latin American currencies: - 1.7%
- **Growth on a reported basis: + 6.1%**

Consolidated Sales
in million euros



+ 16.5%
(+14.8%*)
+ 6.1%
(+14.4%*)
3,159
3,680
3,903
H1 2001
H1 2002
H1 2003

* on a comparable basis

Progression of 1.1 percentage point in Gross Margin at 2002 exchange rates

Gross Profit

in million euros


+ 19.2%
+ 6.0%
2,496
79.0% of sales
2,974
80.8% of sales
3,153
80.8% of sales
H1 2001
H1 2002
H1 2003

High Gross margin maintained

Positive driver

- Product mix and productivity improvement

Negative driver

- Exchange rate impact on US royalties on Plavix® and Avapro®

At 2002 exchange rates, H1 2003 Gross Margin : 81.9%

Improvement of 2 percentage points in operating margin

Operating Profit

in million euros


+ 12.8%
+ 26.4%
975
30.9% of sales
1,233
33.5% of sales
1,391
35.6% of sales
H1 2001
H1 2002
H1 2003

R&D Expenses: + 5.8% (+ 12.9% at 2002 exchange rates)

- 15.9% of sales
- Phase III clinical trials + Life Cycle Management

SG & A: - 2.8% (+ 5.1% at 2002 exchange rates)

- 30.8% of sales
- Marketing expenses : +6.6% (at 2002 exchange rate)
  - Increased productivity of sales forces
  - Sustained marketing effort on major products
- Stable Administrative costs (at 2002 exchange rates)

Other Operating Incomes & Expenses: - 25.9% (+ 12.9% at 2002 exchange rates)

- Plavix® and Aprovel®: strong performance in Europe
- US Dollar impact on share of USA Plavix® and Avapro® profit

A balanced geographic spread of operating profit

Geographic spread of operating profit* in H1 2003

USA
857 million euros + 6.2%
42%

USA : At 2002 exchange rates,
operating profit: + 31.2%
relative weighting: 46%



Other Countries
274 million euros + 8.3%
13%

Europe
922 million euros + 12.9%
45%

* 2,053 million euros (excluding non-allocated expenditure: 662 million euros)

Improvement of 1.8 percentage point in net margin

Net Profit*
in million euros



+ 28.8 %
+ 14.4 %
643
20.4 % of sales
828
22.5 % of sales
947
24.3 % of sales
H1 2001
H1 2002
H1 2003

At 2002 exchange rates, H1 2003 net profit*: +27.5%

Financial Income: 63 Eur m (vs. 28 Eur m H1 2002)

Positive factors

- Mark to market adjustment of stock option plans: -20 Eur m (-38 Eur m. H1 2002)
- Impact of hedging policy: +53 Eur m (+13 Eur m. H1 2002)

Negative factors

- Lower level of invested cash
- Lower interest rates

Income tax rate: 33% in 2003 (vs. 25.8% in H1 2002)

- One time release of tax provisions in june 2002
- USA share in pre-tax profit

Minority Interest : 2 Eur m (vs. 83 Eur m au H1 2002)

- Mainly Pharmacia share of Lorex profit until April 16th 2002

* before exceptional items and goodwill amortization

EPS* growth superior to our guidance: + 18.6%

EPS*: 1.34 euro + 18.6% (at 2002 exchange rates +31.9%)

Guidance:

- An increase in EPS close to **20%** before exceptional items and goodwill amortization at an exchange rate of one euro per dollar

  → The sensitivity of this growth being: **1% for 3 cents**

First half 2003:

- Average euro/dollar exchange rate : **1,10**

  → Expected EPS growth : **+ 16.7%**

  → Achieved EPS growth : **+ 18.6%**

  + 2 percentage points: +10%

* before exceptional items and goodwill amortization

Cash Flow Statement: Continuation of the share buy back programs

Operating Cash flow

- 1 114 Eur m (vs. 1,087 Eur m in H1 2002)

Change in working capital

- -355 Eur m (vs. -697 Eur m)

Capital expenditure

- 187 Eur m (vs. 1026 Eur m in H1 2002)
  - Acquisition of 51% of Lorex in April 2002

Share Buy Back Programs* in H1 2003: 688 Eur m

As of June 30th, 2003		As of August 31th, 2003	
30.3	million shares**	32.3	million shares**
4.14%	of Share Capital	4.41%	of Share Capital
1,650	Eur m	1,749	Eur m

Net change in Cash

- -790 Eur m (vs. -1 413 Eur m in H1 2002)

* Authorized by the AGMs of May 29th 2002 and May 19th 2003
** Treasury shares held in context of share buy back programs (excluding stock options plans)

Share Capital

Share Capital

As of June 30th, 2003


Total
24.4%
Public
49.0%
L'Oréal
19.5%
Employees
1.1%
Treasury
Shares
6.0%

Voting rights


Total
34.8%
Public
35.8%
L'Oréal
27.9%
Employees
1.5%

Consolidated Profit & Loss Account

in millions euros	H1 2002		H1 2003		Var.
	Euro m	% CA	Euro m	% CA	
NET SALES	**3,680**	**100%**	**3,903**	**100%**	**6.1%***
Cost of goods sold	(706)	19.2%	(750)	19.2%	+6.2%
GROSS PROFIT	**2,974**	**80,8%**	**3,153**	**80.8%**	**+6.0%**
R&D expenses	(587)	16.0%	(621)	15.9%	+5.8%
Selling and general expenses	(1,239)	33.7%	(1,204)	30.8%	-2.8%
Other operating income and expenses	85		63		-25.9%
OPERATING PROFIT	**1,233**	**33.5%**	**1,391**	**35.6%**	**12.8%**
Intangibles - amortization and provisions	(55)		(66)		+20.0%
Net financial income / (expense)	28		63		
PROFIT BEFORE TAX AND EXPECTIONAL ITEMS	**1,206**	**32.8%**	**1,388**	**35.6%**	**+15.1%**

* +14.4% on a comparable basis, after eliminating the impact of changes in Group structure and currency fluctuations

Consolidated Profit & Loss Account (ctd)

in million euros	H1 2002 Euro m	H1 2002 % CA	H1 2003 Euro m	H1 2003 % CA	Var.
PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	**1,206**	**32.8%**	**1,388**	**35.6%**	**+15.1%**
Exceptional items	6		1		
Income taxes	(313)		(458)		+46.3%
Share in profits of equity associates	18		19		+5.6%
Goodwill amortization	(4)		(4)		
Minority interests	(83)		(2)		
NET PROFIT ATTRIBUTABLE TO THE GROUP	**830**	**22.6%**	**944**	**24.2%**	**+13.7%**
Exceptional items and goodwill amortization attrubutable to the Group, net of tax	(2)		3		
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE EXCEPTIONAL ITEMS AND GOODWILL AMORTIZATION	**828**	**22.5%**	**947**	**24.3%**	**+14.4%**
EARNINGS* PER SHARE (in euro)	**1,13**	**-**	**1,34**	**-**	**+18.6%**

*Before exceptional items and goodwill amortization

Simplified consolidated statement of cash flows

in million euros	H1 2002	H1 2003
Operating cash flow	1,087	1,114
Change in working capital	(697)	(355)
CASH FLOW PROVIDED BY OPERATING ACTIVITIES	**390**	**759**
Capital expenditure	(1,026)	(187)
Proceeds from disposals	17	6
CASH FLOW USED IN INVESTING ACTIVITIES	**(1,009)**	**(181)**
Changes in financial debts and others	68	(102)
Dividends	(476)	(582)
Share purchase including Share Buy Back programs	(386)	(684)
FINANCING OPERATIONS	**(794)**	**(1,368)**
NET CHANGE IN CASH	**(1,413)**	**(790)**

Simplified consolidated balance sheet

in million euros

	30/6/02	30/6/03
ASSETS		
Fixed assets	2,879	2,819
Defered taxes	487	471
Inventories, receivables and others	3,022	3,273
Cash and deposits	3,045	2,274
TOTAL ASSETS	**9,433**	**8,837**

	30/6/02	30/6/03
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity	5,905	5,591
Minority interests	10	18
Other long-term liabilities	813	780
Payables and others	2,252	2,141
Financial debts	453	307
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**9,433**	**8,837**

Net cash position on 30.06.2003 : 1,967 m euros

- including shares held for stock option plans for 599 m euros



Research & Development

Gérard LE FUR
Senior Executive Vice President
Executive Vice President Scientific Affairs

sanofi~synthelabo
Because health matters

A well balanced portfolio

55 compounds under development

	Pre-clinical	Phase I	Phase IIa	Phase IIb	Phase III	Total
Cardiovascular / Thrombosis	3	3	0	1	2	9
Central Nervous System	6	5	1	5	4	21
Oncology	3	2	2	1	1	9
Internal Medicine	7	4	2	1	2	16
Total	19	14	5	8	9	55
	33		22			

- 22 compounds in phases II and III
- 33 compounds in preclinical and phase I

R&D Porfolio: Foundation for future growth

	Preclinical	Phase I	Phase IIa	Phase IIb	Phase III	Launched/LCM
Cardiovascular / Thrombosis	SSR 126517 SSR 128429 SSR 182289	SR 123781 SSR 149744 SL 65.0472		SR 121463	dronedarone idraparinux	Arixtra® Aprovel® Plavix®
Central Nervous System	SSR 125543 SSR 149415 SSR 240612 SSR 411298 SSR 482073 SSR 504734	SSR 125047 SSR 146977 SSR 180575 SSR 181507 SSR 591813	SL 65.0155	SR 57667 SL 65.1498 eplivanserin osanetant saredutant	SR 58611 rimonabant xaliproden zolpidem MR	Stilnox®
Oncology	SSR 97225 SSR 128129 SSR 250411	SR 271425 CEP 7055	SR 48692 uvidem	SR 31747	tirapazamine	Eloxatin® Fasturtec®
Internal Medicine	SSR 97193 SSR 126768 SSR 150106 SSR 161421 SSR 162369 SSR 240600 SSR 241586	SSR 125180 SSR 125329 SR 146131 SR 147778	SR 140333 pleconaril	saredutant	fumagillin rimonabant	Xatral® OD

R&D Portfolio: Two new products enter phase III

Development stopped for

- SR 48692 in the indication 'IBS'

Four new compounds entered preclinical development

- **SSR 97225**, antimitotic agent (oncology)
- **SSR 128129**, FGF (fibroblast growth factor) receptor antagonist (oncology)
- **SSR 162369**, dipeptidyl peptidase-IV inhibitor (type 2 diabetes)
- **SSR 504734**, GLYT1 inhibitor (schizophrenia)

Three compounds in phase II advanced into the following phase

- **SR 58611**, β3 agonist, entered Phase III (Major Depressive Disorders)
- **xaliproden**, neurotrophic, entered Phase III (Alzheimer)
- **SR 57667**, neurotrophic, entered Phase IIb (Alzheimer)

Cardiovascular / Thrombosis

Approved/ Launched/LCM	**Arixtra®** **fondaparinux** (prevention of thrombo-embolic events after major orthopedic surgery; long-term prevention of VTE in hip fracture patients)	**Aprovel®** **irbesartan** (diabetic nephropathy, CHF)	**Plavix®** **clopidogrel** (unstable angina, prevention in at risk patients, prevention of antithrombotic events after MI, stroke and PAD)
Submitted	**fondaparinux** SR 90107, pentasaccharide (DVT/PE, curative treatment)		
Phase III	**fondaparinux** SR 90107, pentasaccharide (prevention of VTE after general surgery and in medical patients; CV indications)	**dronedarone** SR 33589, anti-arrhythmic agent (atrial fibrillation)	**idraparinux** SR 34006, « long acting » pentasaccharide (DVT/PE prevention and treatment; CV indications)
Phase IIb	**SR 121463** vasopressin V2 antagonist (SIADH, CHF, cirrhotic ascites)		
Phase IIa			
Phase I	**SR 123781** hexadecasaccharide (thrombo-embolic diseases)	**SSR 149744** anti-arrhythmic agent (dronedarone backup, atrial fibrillation)	**SL 65.0472** 5-HT1B/5HT2A antag. (prevention CV events)
Preclinical	**SSR 126517** pentasaccharide backup (thrombo-embolic diseases)	**SSR 128429** Xa and IIa factor inhibitor (thrombo-embolic diseases)	**SSR 182289** direct thrombin inhibitor (thrombo-embolic diseases)

Dronedarone:
ANDROMEDA, morbidity/mortality study

dronedarone 800 mg vs. placebo in high risk patients

As of January 10th 2003: survival comparison with DIAMOND-CHF



Probability of survival
1
0.8
0.6
0.4
0.2
0
0
12
24
36
Months

- Severely sick population with congestive heart failure and ejection fraction < 35%
- Global mortality rate under blinded conditions (5.4%) below that expected (10%)

Dronedarone:
ANDROMEDA study discontinuation (1)

- On January 16th 2003, after 627 patients had been enrolled (mean follow-up of 70.4 ± 43.9 days), the decision to stop patients' treatment was taken by the Steering Committee, following the Data Safety Monitoring Board's recommendation, based on a potential excess risk of death in the active treatment group: 24 vs. 10 deaths on placebo

Dronedarone:
ANDROMEDA study discontinuation (2)

A careful analysis of available data was conducted:

- No Torsade de Pointe induced by dronedarone
- Analysis of baseline characteristics, concomitant medications (mean of 10 per patient) did not provide an explanation for the excess mortality
- Global incidence of Serious Adverse Events in non-deceased dronedarone patients (35.8%) similar to that on placebo (35.1%)
- The possibility of chance to explain the excess mortality cannot therefore be ruled out for the moment

Dronedarone:
ANDROMEDA study discontinuation (3)

Non-deceased patients (%) with at least one SAE and by cardiovascular specific category up to January 16th 2003

	Placebo (N=305)	Dronedarone 800mg (N=285)
Any event	**107 (35.1%)**	**102 (35.8%)**
Cardiac events		
Cardiac arrest events	**6 (2.0%)**	**4 (1.4%)**
Cardiac failure events	**35 (11.5%)**	**40 (14%)**
Arrhythmia events	**10 (3.3%)**	**13 (4.6%)**
Ventricular arrhythmia	5 (1.6%)	4 (1.4%)
Supra-ventricular arrhythmia	2 (0.7%)	3 (1.1%)
Bradycardia/conduction abnormalities	3 (1.0%)	5 (1.8%)
Non-specific arrhythmia	1 (0.3%)	2 (0.7%)

Dronedarone: Phase III programme is proceeding ahead

- **No safety concern in the two main pivotal atrial fibrillation studies:**
  - **EURIDIS + ADONIS (n = 1,200)**
- **Last Data Safety Monitoring Board meeting on 19th May 2003 → OK for completion of the two studies.**

Dronedarone:
Phase II study in ICD* population

CHF patients: LVEF < 40%, implanted with an ICD

- 1-month treatment with either dronedarone 600 mg bid or 800 mg bid or 1,000 mg bid or placebo
- Number of patients with appropriate ICD intervention – all randomized patients during treatment period


35%
30%
25%
20%
15%
10%
5%
31.6%
15.1%
placebo
(n = 20)
dronedarone
all doses
(n = 56)

* Implantable Cardioverter Defibrillator

Idraparinux:
Phase III program

Recruitment ongoing for the four efficacy studies:

Van Gogh program in the treatment of VTE and PE

- Van Gogh DVT – idraparinux versus vitamin K antagonist – 2,200 patients
- Van Gogh PE – idraparinux versus vitamin K antagonist – 2,200 patients
- Van Gogh Extension – idraparinux versus placebo – 1,200 patients

Amadeus program in the prevention of VTE associated with atrial fibrillation

- Atrial Fibrillation - idraparinux versus vitamin K antagonist – 5,700 patients

Idraparinux: A unique profile in a large unsatisfied market

1.5 billion treatment days

	Oral anticoagulants	IDRAPARINUX
Route of Administration	Oral	Subcutaneous
Posology	Once or Twice-a-Day	Once-a-Week
Need for Monitoring	YES (INR, ...) Low therapeutic margin resulting in bleeding risks and/or poor compliance	NO
Drug, food interactions	YES	NO
Efficacy	Reference	At least equivalent
Tolerance	Poor: Hematology, liver,...	Expected good
Compliance	Low High number of inadequately managed patients	Expected very high

* Source: Internal Estimations

Oncology

Approved / Launched / LCM	**ELOXATIN®** **oxaliplatin** (colorectal cancer)	**FASTURTEC®/ELITEK®** **rasburicase** (chemotherapy-associated hyperuricemia)	
Submitted			
Phase III	**oxaliplatin** SR 96669 (adjuvant treatment)	**tirapazamine** SR 259075 (non-small cell lung cancer, head & neck cancer)	
Phase IIb	**SR 31747** peripheric sigma ligand (prostate / breast cancer)		
Phase IIa	**SR 48692** neurotensin antagonist (small cell lung cancer)	**uvidem** (IDM) - cell drug (treatment of melanoma)	
Phase I	**SR 271425** thioxanthone (solid tumors, leukaemia, lymphoma)	**CEP 7055** (Cephalon) angiogenesis inhibitor (treatment of solid tumors)	
Preclinical	**SSR 97225** antimitotic agent (oncology)	**SSR 128129** FGF receptor antagonist (oncology)	**SSR 250411** antimitotic agent (solid tumors, leukaemia, lymphoma)

Tirapazamine:
Head & neck cancer

TROG study

- 122 patients (121 patients, ITT analysis)

Two chemoradiation strategies

- One based on tumor hypoxia (tirapazamine)
- The other based on « chemoboost » (5 FU – control arm)

Eligibility

- Stage III or IV SCC oral cavity, oropharynx, hypopharynx or larynx
- No evidence of distant metastases
- Calculated creatinine clearance > 55ml/min
- No prior chemotherapy or radiotherapy for head and neck cancer

Tirapazamine: Head & neck cancer

TROG study:
Preliminary results

Time to locoregional failure



100
80
60
40
20
0
% locoregional failure-free
Cis+TPZ
Cis+5FU
.125
.25
.5
1
2
4
Hazard ratio 95% CI
0
1
2
3
4
Years from randomisation

Failure-free survival



% alive and failure free
Cis+TPZ
Cis+5FU
Hazard ratio 95% CI
Years from randomisation

Central Nervous System

Approved / Launched / LCM	**STILNOX® / AMBIEN® / MYSLEE®** zolpidem (insomnia)				
Submitted					
Phase III	**SR 58611** β3 agonist (depression)	**rimonabant** SR141716/CB1 antag. (smoking cessation)	**xaliproden** SR 57746, neurotrophic agent (Alzheimer)	**zolpidem MR** Modified Release (insomnia)	
Phase IIb	**SR 57667** neurotrophic agent (Alzheimer, Parkinson)	**SL 65.1498** GABA-A agonist (anxiety, muscular contract)	**eplivanserin** SR46349/5HT2 antag. (sleep disorders)	**osanetant** SR 142801/NK3 antag. (schizophrenia)	**saredutant** SR 48968/NK2 antag. (depression)
Phase IIa	**SL 65.0155** 5-HT4 partial agon./antag. (Alzheimer)				
Phase I	**SSR 125047** central sigma ligand (schizophrenia)	**SSR 146977** NK3 antag. (schizophrenia, depression)	**SSR 180575** PBR ligand (neurodegenerative diseases)	**SRR 181507** D2 antag./5-HT1A agonist (schizophrenia)	**SSR 591813** nicotinic partial agon. (smoking cessation)
Preclinical	**SSR 125543** CRF1 antag. (depression/anxiety)	**SSR 149415** V1b vasopress. antag. (depression/anxiety)	**SSR 240612** bradykinin B1 antag. (inflammatory, neurogenic pain)	**SSR 411298** FAAH inhibitor (depression/anxiety)	**SSR 482073** PBR ligand (neuro-degenerative diseases)
	SSR 504734 GLYT1 inhibitor (schizophrenia)				

SR 58611: Phase III studies in depression

Target population

- Patients with a recurrent MDE of moderate to severe intensity (DSMIV)

Design



SR58611A 350 mg b.i.d.
N = 300
Placebo
Run-In
(3-6 days)
R
Placebo
Paroxetine 20 mg o.d.
Main double-blind phase
6 weeks
Optional
double blind
extension phase
18 weeks

Main objective

- To demonstrate efficacy of SR58611A over placebo on the improvement of depressive symptoms at 6 weeks

Studies location

- EFC5374 in Europe and EFC5379 in the US

Xaliproden: A causal approach in Alzheimer's disease

Mechanism of action

xaliproden
a neurotrophic-like compound



ASTROCYTES

Increases neurotrophin expression : NGF, BDNF, NT3



CHOLINERGIC NEURONS

- Increases neuronal survival
- Reduces apoptosis
- Induces neurite outgrowth
- Improves neurogenesis

Improves neuronal repair
Maintains synaptic connections
Preserves cholinergic pathway

Prevents memory deficit

Alzheimer's disease
Degeneration of forebrain cholinergic neurons
Reduction in synaptic connections Alteration of forebrain cholinergic pathway
Memory impairment Dementia

Xaliproden: a potential activity for Alzheimer's disease

Xaliproden: Phase III studies in Alzheimer's disease

Design of two identical Phase III studies

A total of 2,400 patients with Alzheimer's disease


Placebo po*
R
Double-blind
xaliproden po*
0.5 mg/d
18 months

Primary Efficacy Outcomes (18 months)

- Cognitive function and global decline
- Hippocampal volume (MRI subset study)

Secondary outcomes

- Functional decline, behavioral symptoms
- Whole brain volume

* Possibly added to standard therapy (cholinesterase inhibitor)

SR 57667: A causal approach both in Alzheimer's and Parkinson's diseases

SR 57667

FOREBRAIN CHOLINERGIC SYSTEM



In-vitro

- Increases survival and differentiation of cholinergic neurons
- Reduces apoptosis and improves neurogenesis
- Increases expression of « cholinergic » neurotrophins in cortical and hippocampal astrocytes: NGF – BDNF – NT3

in-vivo

AFTER LESION OF THE CHOLINERGIC SEPTOHIPPOCAMPAL PATHWAY

- Maintains synaptic connections in hippocampus
- Prevents memory impairment

MIDBRAIN DOPAMINERGIC SYSTEM



In-vitro

- Increases survival and differentiation of dopaminergic neurons
- Prevents neuronal death induced by dopaminergic toxin
- Increases expression of « dopaminergic » neurotrophic factors in striatal astrocytes: GDNF – BDNF – NT3

in-vivo

AFTER LESION OF THE DOPAMINERGIC NIGROSTRIATAL PATHWAY

- Maintains dopaminergic synapses in striatum
- Prevents extrapyramidal syndrome

... a potential activity for:

Alzheimer's disease | **Parkinson's disease**

SR 57667: Phase II study in Alzheimer's disease

Design of the study (ALTIMMA)


500 patients
with Alzheimer's
disease
R
Placebo po*
SR 57667B*
4 mg/d po
Double-blind
12 months

Primary Efficacy Outcomes (12 months)

- Cognitive function and global decline

Secondary outcomes

- Functional decline, behavioral symptoms

* Possibly added to standard therapy (cholinesterase inhibitor)

SR 57667: Phase II study in Parkinson's disease

One study to assess the effect of SR 57667 (4 mg/day), in patients with early Parkinson's disease

- 520 patients
- Double-blind, placebo-controlled
- Treatment duration: up to 24 months
- Primary outcome: time to progression of disability warranting dopaminergic treatment

In parallel, a complementary study to assess the effect of SR 57667 vs. placebo on F-Dopa uptake, a marker of dopamine neurons using PET imaging

- 160 patients with a diagnosis of Parkinson's disease of less than 3 years duration – treated for 2 years

SL 65.0155: A dual promnesic and neuroprotective profile for Alzheimer's disease

- SL 65.0155, a neurotrophic and neuroprotective compound,

  Increases NGF expression in-vitro

  Improves neuronal repair in-vivo

  - After lesion of cholinergic septohippocampal pathway, SL 65.0155 maintains synaptic connections

- SL 65.0155 – memory improvement in aged deficient rats

  SL 65.0155 : a potential activity for Alzheimer's disease

  - Prevents memory deficit and stimulates memory at the same time

SL 65.0155: Design of phase II study in Alzheimer's disease


400 patients with mild-to-moderate Alzheimer's disease
R
Placebo po
SL65.0155
0.5 mg/d po
2.0 mg/d po
8.0 mg/d po
Double-blind
12 weeks

Primary Efficacy Outcomes (12 weeks)

- Cognitive function and global decline

Secondary outcomes

- Functional decline, behavioral symptoms

Internal Medicine

Approved / Launched / LCM	**XATRAL OD® / UROXATRAL®** alfuzosin (BPH)			
Submitted				
Phase III	**alfuzosin** alpha 1 antag. (acute urinary retention)	**fumagillin** SR 90144 (intestinal microsporidiosis)	**rimonabant** SR141716/CB1 antag. (obesity)	
Phase IIb	**saredutant** SR48968/NK2 antag. (IBS)			
Phase IIa	**SR 140333** NK1 antag. (ulcerative colitis)	**pleconaril** antiviral agent (intranasal formulation)		
Phase I	**SR 125180** CCK1 agonist (SR146131 backup, obesity)	**SR 125329** periph. Sigma ligand (SR31747 backup, inflammation)	**SR 146131** CCK1 agonist (obesity)	**SR 147778** CB1 antag. (rimonabant backup)
Preclinical	**SSR 97193** ferroquine (malaria)	**SSR 126768** oxytocin antag. (preterm labor)	**SSR 150106** cytokin./chemokin inhib. (inflammation)	**SR 161421** A3 antag. (asthma, COPD)
	SSR 162329 dipeptidyl-peptidase-IV inhib. (type 2 diabetes)	**SSR 240600** NK1 antag. (SR140333 backup)	**SSR 241586** NK3/NK2 antag. (IBS, COPD, depression/anxiety)	

Rimonabant: Phase III program

Obesity

- All the 4 Phase III studies have completed recruitment
  - **RIO-North America** – (2,800 patients)
  - **RIO-Europe** – (1,400 patients)
  - **RIO-Lipids** – (990 patients)
  - **RIO-Diabetes** – (990 patients)
- Filing Q4/2004 - Q1/2005

Smoking cessation

- Aid to smoking cessation
  - **STRATUS US and EU** – recruitment completed (1,600 patients)
- Maintenance of smoking cessation
  - **STRATUS WW** – recruitment almost completed (3,600 out of 4,000 patients)

Obesity/smoking: Priorities of public health


OBESITY* and SMOKING
PRIMARY CAUSALITY
Type II Diabetes
Hypertension
TG Cholesterol
Heart Failure
Sleep Apnea
COPD
Multiple Cancer
Coronary Heart Disease
Cardiac Rhythm Dysfunction

WEIGHT LOSS AND SMOKING CESSATION ARE TOP PRIORITY OBJECTIVES FOR TREATMENT OF :

- ALL CARDIOVASCULAR DISEASES
- INCREASING NUMBER OF TYPE II DIABETES
- LIPID DISORDERS, ATHEROSCLEROSIS
- COPD AND RELATED SMOKING DISORDERS

* particularly abdominal obesity

Obesity and Diabetes - a fast aggravating problem

Prevalence data

	1990	2000

Obesity



No Data	10% to 14%		
< 10%	15% to 19%	≥ 20%	

Diabetes



No Data	4% to 6%
Less than 4%	Above 6%

[1]Modkad, Serula, Dietz et al. The continuing obesity epidemic in the US

Source: Mokdad et al., Diabetes Care 2000;23:1278-83; J Am Med Assoc 2001;286(10).

Registration status

Arixtra® in long-term prevention of VTE in hip fracture patients
- Approved by the FDA on 18 June 2003 ; CPMP positive opinion in July 2003

Arixtra® in VTE treatment
- Europe and US: submitted in July 2003

Arixtra® in the prevention of VTE in high risk surgery and in medical patients
- Submission planned end-2003

Eloxatine® in metastatic colorectal cancer
- US: First-line treatment for advanced colorectal cancer – submitted on 11 July 2003
- Europe: previously treated colorectal cancer – submitted in March 2003, approval expected end-2003
- Europe and US: adjuvant colorectal cancer – submission planned end 2003/early 2004
submission of the dossier for the solution formulation Q1 2004

Xatral® OD in the treatment of the signs and symptoms of benign prostatic hyperplasia
- US: approved by the FDA on 16 June 2003



Conclusions

Jean-François DEHECQ
Chairman & C.E.O.

sanofi~synthelabo
Because health matters

H1 2003:
On track to reach 2006 objectives

2002 / 2006 objectives:

- Average growth rate of strategic drugs of about **+ 20%** per year (developed sales)
- EPS* growth rate among the highest in the pharmaceutical industry

First Half 2003:

- Developed sales growth of 6 strategic drugs: **+ 32.2%****
  - 749 millions of euros of additionnal sales**
- EPS*growth: **+ 18.6%**

H1 2003

in billion euros


2.33 **
3.08
H1 2002
H1 2003

Objectives 2002 / 2006

in billion euros


12
5.7
2002
2006

Plavix® Ambien® Aprovel® Eloxatine® Xatral® Arixtra®

* before exceptional items and goodwill amortization
** on a comparable basis

2003: a remarkable performance despite currency impact

- **Accelerated sales growth during the year**
- **Increased investment in our future in H2 2003**
  - Increase of R&D effort
  - Strengthening US marketing for the launch of Uroxatral®
- **Strong increase in the profitability of the group**

- **Among the strongest sales growth on a comparable basis**
- **Among the strongest EPS* growth despite increasing marketing and R&D efforts**

* before exceptional items and goodwill amortization

An international presence reinforced by our success in the USA

- Set up a cardiology franchise, a direct presence in CNS and a successful entrance in oncology
- The 6 strategic products launched/approved in the USA
- Substantial increase in the US sales force linked to market launches

A promising late stage R&D pipeline

- Zolpidem MR: From a defensive move to an offensive strategy
- Rimonabant: an attractive approach
- Idraparinux: a unique profile in a large unsatisfied market
- Dronedarone: a potentiel new treatment for cardiac arrythmias
- 2 new CNS molecules entered phase III since February 2003
- 8 molecules in phase IIb of which 5 are CNS

Objective: To become one of the leaders in the Central Nervous System area

Central Nervous System Phase II and phase III portfolio and market* segments


Zolpidem MR
phase III
Eplivanserin
phase IIb
Rimonabant
phase III
SR 58611
phase III
Saredutant
phase II b
SL 65.1498
phase II b
Osanetant
phase II b
SR 57667
phase II b
SL 65.0155
phase II a
SR 57667
phase II b
Xaliproden
phase III
Epilepsy & neurogenic pain
Others
Sleep disorders
Smoking cessation
Depression
Anxiety
Schizophrenia & bipolar disorders
Parkinson
Alzheimer
Migraine

* IMS 2002, excluding analgesics and anaesthetics

A new wave of innovative drugs

		2003 situation	Estimated filling date 2003-2006	Estimated filling date 2007 ....
PHASE III:		Arixtra®	2003/04	
		tirapazamine	2003/04	
		zolpidem MR	2004	
		fumagiline	2004	
		rimonabant	2004/05	
		idraparinux	2006	
		dronédarone	2006	
	since 02/2003	xaliprodene		
		SR 58611		
PHASE II b:	Central Nervous System	SL 65.1498		
		eplivanserin		
		osanetant		
		saredutant		
		SR 57667		
	Cardiovascular	SR 121463		
	Oncology	SR 31747		
	Internal Medicine	saredutant		
PHASE II a:		5 compounds		
PHASE I:		14 compounds		

Our strategy: Remain in control of our development

- Keeping our R&D as a worldwide reference
- To be a global marketing force
- Delivering an EPS growth among the highest in the pharmaceutical industry



Questions / Answers

sanofi~synthelabo

Because health matters

Sales by therapeutical area

H1 2003 consolidated sales : 3,903 m EUR (+14,4%)*


Central Nervous System
1,106 m EUR
Internal Medicine
701 m EUR
Oncology
402 m EUR
Others
155 m EUR
Cardiovascular/Thrombosis
1,539 m EUR

*Variation on a comparable basis

Developed sales H1 2003

IN MILLIONS OF EUROS	T1 02	T2 02	S1 02	T3 02	T4 02	2002	T1 03	T2 03	S1 03
PLAVIX									
UNITED-STATES	398	352	750	427	388	1565	287	426	713
EUROPE	179	193	371	178	205	754	233	243	476
OTHERS	57	67	124	68	75	268	73	84	157
TOTAL	634	612	1245	674	668	2587	593	753	1346
APROVEL									
UNITED-STATES	112	115	227	68	78	373	98	90	188
EUROPE	114	128	242	128	141	512	146	160	306
OTHERS	38	46	84	47	52	183	46	51	97
TOTAL	264	289	553	243	271	1068	290	301	591

Market performance of major products in the USA

Quarterly growth of total prescriptions*

	T1 02	T2 02	T3 02	T4 02	T1 03	T2 03
AMBIEN	+19%	+20%	+20%	+17%	+13%	+14%
PLAVIX	+39%	+36%	+33%	+31%	+27%	+26%
AVAPRO	+10%	+15%	+15%	+14%	+15%	+13%

*IMS TRX Source

Employees

Total of employees as of June 30th 2003 : 32 537

by geographical area


Europe
21,520
Other countries
7,293
USA
3,724

by activity


Other countries
6,682
R&D
6,861
Sales Force
11,075
Production
7,919